Contact:  Leonard Bell, M.D.    Rhonda Chiger
          President & CEO       Dewe Rogerson, Inc.
          Alexion Pharmaceuticals 212/688-6840
          203/776-1790

                  ALEXION PHARMACEUTICALS ADOPTS SHAREHOLDER RIGHTS PLAN

New Haven, CT, February 19, 1997 -- The Board of Directors of Alexion Pharmaceuticals, Inc. (Nasdaq: ALXN) today announced that it has approved a Shareholder Rights Plan. Under this plan, each shareholder will receive a dividend distribution of one Preferred Share Purchase Right on each outstanding share of the Company's common stock.

Leonard Bell, M.D., President and Chief Executive Officer of Alexion stated, "The Rights are designed to assure that all of Alexion's stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other abusive tactics to gain control of the Company without paying all stockholders a control premium. The adoption of the plan is not in response to any specific takeover threat or proposal."

The Rights will be exercisable only if a person or group acquires 20% or more of Alexion's common stock or announces a tender offer the consummation of which would result in ownership by a person or group of 20% or more of the common stock. Each Right will entitle stockholders to buy one one-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $75.

If Alexion is acquired in a merger or other business combination transaction after a person has acquired 20% or more of the Company's outstanding common stock, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value of twice such price. In addition, if a person or group acquires 20% or more of Alexion's outstanding common stock, each Right will entitle its holder (other than such person or member of such group) to purchase, at the Right's then-current exercise price, a number of Alexion's common shares having a market value of twice such price.

Following the acquisition by a person or group of beneficial ownership of 20% or more of the Company's common stock and prior to an acquisition of 50% or more of the common stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group), in whole or in part, at an exchange ratio of one share of common stock (or one one-hundredth of a share of the new series of junior participating preferred stock) per Right. Prior to the acquisition by a person or group of beneficial ownership of 20% or more of the Company's common stock, the Rights are redeemable for one cent per Right at the option of the Board of Directors.

The Rights are intended to enable all Alexion stockholders to realize the long-term value of their investment in the Company. They will not prevent a takeover but should encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover.

The dividend distribution of preferred share purchase rights will be made on March 6, 1997, payable to stockholders of record on that date. The Rights will expire on March 6, 2007. The Rights distribution is not taxable to stockholders.

Alexion Pharmaceuticals, Inc. was founded in 1992 and is engaged in the development of selective immunotherapeutic drugs that are generally designed to inhibit the disease-causing segments of the immune system while preserving the disease-preventing aspects of the immune system. The Company is developing three technology platforms: C5 Complement Inhibitors and Apogen T-Cell Therapeutics which together target severe cardiovascular and autoimmune disorders; and xenografts for organ transplantation.

This news release contains forward looking statements. Such statements are subject to certain factors which may cause Alexion's plans to differ or results to vary from those expected including unexpected preclinical or clinical results, delays in manufacturing, access to capital, development of commercial relationships and a variety of risks set forth from time to time in Alexion's filings with the Securities and Exchange Commission, including but not limited to Alexion's Annual Report and 10-K for the year ended July 31, 1996. Alexion undertakes no obligation to publicly release results of any of these forward-looking statements which may be made to reflect the occurrence of unanticipated events.

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February 28, 1997                                              Draft 3.0